Exhibit 99.1

For immediate release

Sify reports revenues of INR 3407 million for

first quarter of FY 2015-16

EBITDA for the quarter stood at INR 583 million

Chennai, Wednesday, July 22, 2015: Sify Technologies Limited (NASDAQ: SIFY), a leader in Managed Enterprise, Network, IT and Applications services in India with global delivery capabilities, today announced its consolidated results under International Financial Reporting Standards (IFRS) for the first quarter of fiscal year 2015-16.

PERFORMANCE HIGHLIGHTS:

•	Revenue for the quarter was INR 3407 million, an increase of about 15% over the same quarter last year.

•	EBITDA for the quarter was INR 583 million, an increase of 21% over same quarter last year.

•	Net Profit for the quarter was INR 85 million, a decrease of 25% over same quarter last year.

•	CAPEX during the quarter was INR 82 million. Cash balance at the end of the quarter was INR 1342 million.

Mr. Raju Vegesna, Chairman, said, “Our continued growth in the face of a difficult economic environment has firmly established us a steady player in the Indian ICT space.

This year, we are pursuing incremental growth from the North American market to supplement our traditional Indian market focus. While we are still at the earliest stages of our entry into this market, we are gaining strong traction with the partner ecosystem and are already seeing a growing interest in the services we are offering in North America.

Within India, we see a gradually improving market, with IT Services playing an important role in supporting the Prime Minister’s call for digital transformation of India. We are confident that we have an important role to play in enabling both the public and private sector, as our clients seek to leverage the benefits of digital transformation.”

Mr. Kamal Nath, CEO, said, “Our focus on multi-year and multi-services projects with our customers has guided us to a continued growth path over the last multiple quarters including Q1 of FY 15-16.

Enterprises are increasingly adopting 3rd Platform as the chosen model for IT Infrastructure Services and that’s a positive sign for Sify. Our new contracts, particularly with the medium sized Enterprises reflect the trend. Such engagements have not only positioned us strongly as a New Age ICT Services partner for our clients, but will also play a significant role in utilization of multiple Infrastructure assets which we have on the ground.”

Mr. M P Vijay Kumar, CFO, said, “Our growth has continued into the first quarter of the new year, which has also translated well into equally strong EBITDA growth. However, our continuing investment in the core assets to support this level of growth has resulted in a modest drop in Net Profit.

While continuing to support the investment required for sustainable growth, our primary financial focus is on optimal asset utilization and alternate means to lower operational costs. We see potential for increased asset utilization in both our Network and Data Center businesses, which have driven most of the capital investment over the past year.

Cash balance at the end of the quarter was INR 1342 million.”

Financial Highlights

Unaudited Consolidated income statement as per IFRS (In INR millions)
	Quarter ended	Quarter ended	Year ended
Description	June	June	March
	2015	2014	2015 (Audited)

Revenue	3,407	2,963	12,865

Cost of Revenues	(2,092)	(1,774)	(7,727)

Selling, General and Administrative Expenses	(732)	(706)	(3,132)

EBITDA	583	483	2,005

Depreciation and Amortisation expense	(376)	(275)	(1,272)

Net Finance Expenses	(132)	(103)	(451)

Other Income	10	8	93

Profit for the period	85	113	375

Reconciliation with Non-GAAP measure

Profit for the period	85	113	375
Add:
Depreciation and Amortisation expense	376	275	1,272

Net Finance Expenses	132	103	451
Less:
Other Income	(10)	(8)	(93)

EBITDA	583	483	2,005

Note: Year ended March 31, 2015 are audited numbers

Business Highlights

Telecom

•	Revenue from the data business grew by over 23% over same quarter last year.

•	Revenue from Internet grew by over 16% over the same period, driven largely by the fiber access strategy launched last year.

•	During the quarter, Sify delivered over 5000 circuits for its enterprise customers, including completion of a large project of over 1000 circuits for a PSU bank.

•	The key wins in the large enterprise segment include a large public sector bank and co-operative bank’s state wide network.

•	In the mid-market, Sify continues to acquire customers in the e-commerce and logistics verticals, as these companies ramp up their supply chain into Tier 2 and Tier 3 cities and towns.

•	The business launched “Project Jupiter” – a special project focused on upgrading the Data Centre Inter-Connect (DCI) service to provide webscale capability. The project involves upgrade of all network nodes across the key cities as well as the metro access network with 100G optical capability.

•	During the quarter, Sify was awarded a major contract from a global OTT player to provide DCI services across two cities with Giga/Tera bit scale capability.

Data Centre Services

•	Data Center revenue grew 21% compared to the same quarter previous year.

•	14 new customers were acquired in the last quarter from different business verticals.

•	Sify won a multi-crore contract from a third party assurance company; other deals include two Co-operative banks and an international Business Process company.

•	Sify concluded a contract for an important Government project outsourced from a Indian IT and Manufacturing conglomerate

•	Sify brought into production 22,000 sq ft of data server farm space in its new data center in Rabale, Navi Mumbai

Cloud and Managed Services

•	Cloud and Managed Services revenue grew 66% compared to the same quarter in the previous year.

•	A Media & 3D Animation start-up signed up a large contract for Sify’s Cloudinfinit platform, based on the flexibility and performance it offered.

•	A disruptive player in the online budget hotels space signed on for consistent website and mobile site performance, while a leading scheduled Bank signed a multi-year contract with Sify to handle their DC infrastructure operations.

•	Sify won the ‘Best Solution Implementation’ award for the Cloud Enablement of a State Data Center.

•	Cloud major VMware accorded Sify the VCAN partner of the year recognition.

Applications Integration Services

•	AIS revenue for this quarter was 15% lower than the same quarter in the previous year, reflecting fewer large projects completed during the quarter.

•	The business partnership with Microsoft Corporation announced earlier has been extended to include all Microsoft applications on their Azure platform; the first customers for Microsoft’s O365 platform have been signed up under this partnership.

•	Sify signed up a leading Oil and Lubricant organization and a leading beverages and packaged foods organization in India for Forum - our flagship product for the FMCG market.

•	Sify’s foray into the Student Lifecycle Management area began with contracts from two major Educational institutions.

•	A leader in the MEP sector with presence in the Middle East signed up to become Sify’s first international client for Managed SAP Infrastructure Services.

•	Sify’s Managed SAP Infrastructure Services portfolio, which is a combination of our indigenous cloud platform and SAP application services, was extended to 2 new customers this quarter, taking the total number of SAP customers in Sify’s Data Centers to 13.

Technology Integration Services

•	Technology Integration Services revenue grew 91% compared to the previous year.

•	Sify won a large multi-year contract from a Public Sector Bank to supply, deploy and support DC Infrastructure; another contract to manage the DC was signed with a Public sector housing finance insurance company.

•	A Public Service Insurance Company signed a major service contract to support their Video Infrastructure.

•	A Central Government department contracted Sify for deployment of Data Centre IT Infrastructure.

•	18 new clients were signed in the quarter across Security, Collaboration and Network Integration businesses.

•	The Security Operations Center setup by Sify for a Public sector Power company won the best SOC award from CERT.

About Sify Technologies

Sify is among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1300 cities and towns in India. This telecom network today connects 38 Data Centres across India including Sify’s 6 Tier III Data Centres across the cities of Chennai, Mumbai, Delhi and Bengaluru.

A significant part of the company’s revenue is derived from Enterprise Services, comprising of Telecom services, Data Centre services, Cloud and Managed services, Applications Integration services and Technology Integration services. Sify also provides services that cater to the burgeoning demands of the SMB community, much of it on its Cloud services platform.

Certifications

•	ISO 9001:2008 - Enterprise Sales, Provisioning, support and customer relationship management of ICT solutions and services including VPN, Network, Voice, Data Centre hosting, Integration services, security services and managed services.

•	ISO / IEC 20000 - 1:2011- Data Centre Operations.

•	ISO/IEC 27001:2013 - Network Operations, Hosting at Data centers & PoPs and for providing Managed security services at SOC and for providing Managed Hosting services

•	SSAE16 SOC2 Type II for Cloud Infrastructure

•	TL 9000 for Enterprise Network Services, Network Integration Services including Design, Implementation and Support services. This certification is telecommunication industry's quality system standard that expands the requirements of the International Standards Organization's ISO 9000 quality management standard in use by industries worldwide.

Sify has a unified licence to operate NLD (National Long Distance), ILD (International Long Distance) services and ISP services and offers VoIP backhaul for international carriers. With the Sify Cable landing station and partnerships with submarine cable companies globally, Sify is present in almost all the spheres of the ICT eco system.

Sify has an expanding base of Managed Services customers, both in India and overseas, and is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. The software team develops applications and offers services to improve business efficiencies of its current and prospective client bases. Sify also offers services in the specialized domains of eLearning, both in India and globally. For more information about Sify, visit www.sifycorp.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2015, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited	Grayling Investor Relations

Mr. Praveen Krishna	Ms. Trúc Nguyen (ext. 418)
Investor Relations & Public Relations	+1-646-284-9400
+91 44 22540777 (ext.2055)	truc.nguyen@grayling.com
praveen.krishna@sifycorp.com

20:20 Media

Ms. Divya Singh
+91 0 8552944004
divya.singh@2020msl.com